SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FIVE STAR QUALITY CARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33832D106

(CUSIP Number)

Richard A. Doyle

Senior Housing Properties Trust

400 Centre Street

Newton, MA 02458

(617) 796-8350

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33832D106		Page 2 of 14 Pages

1	Names of Reporting Persons Senior Housing Properties Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,235,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,235,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,235,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 3 of 14 Pages

1	Names of Reporting Persons Reit Management & Research LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 4 of 14 Pages

1	Names of Reporting Persons Reit Management & Research Trust

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33832D106		Page 5 of 14 Pages

1	Names of Reporting Persons Barry M. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 179,122

	8	Shared Voting Power 0

	9	Sole Dispositive Power 179,122

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 179,122

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33832D106		Page 6 of 14 Pages

1	Names of Reporting Persons Adam D. Portnoy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 32,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 32,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row (11) Less than 1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33832D106	Page 7 of 14 Pages

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the “Shares”), of Five Star Quality Care, Inc., a Maryland corporation (the “Issuer”), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

ITEM 2. IDENTITY AND BACKGROUND.

The persons filing this statement are Senior Housing Properties Trust, a Maryland real estate investment trust (“Senior Housing”); Reit Management & Research LLC, a Delaware limited liability company (“RMR”); Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”); Barry M. Portnoy; and Adam D. Portnoy (individually a “Reporting Person”, and together, the “Reporting Persons”).

Senior Housing’s principal business is to operate as a real estate investment trust (“REIT”).  The principal business office of Senior Housing is located at 400 Centre Street, Newton, Massachusetts 02458. The Managing Trustees of Senior Housing are Adam D. Portnoy and Barry M. Portnoy, and the Independent Trustees of Senior Housing are John L. Harrington, Jeffrey P. Somers and Frederick N. Zeytoonjian. The executive officers of Senior Housing are David J. Hegarty, President and Chief Operating Officer, and Richard A. Doyle, Treasurer and Chief Financial Officer.

RMR’s principal business is providing management services to companies, including Senior Housing.  The principal business office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin, Adam D. Portnoy and Barry M. Portnoy.  The executive officers of RMR are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, Jennifer B. Clark, Executive Vice President and General Counsel, David J. Hegarty, Executive Vice President, Mark L. Kleifges, Executive Vice President, John G. Murray, Executive Vice President, Thomas M. O’Brien, Executive Vice President, John C. Popeo, Executive Vice President, Treasurer and Chief Financial Officer, David M. Blackman, Senior Vice President, Ethan S. Bornstein, Senior Vice President, Richard A. Doyle, Senior Vice President, Paul V. Hoagland, Senior Vice President, Bruce J. Mackey Jr., Senior Vice President, John A. Mannix, Senior Vice President, Andrew J. Rebholz, Senior Vice President, and David M. Lepore, Senior Vice President. The sole member of RMR is RMR Trust.

RMR Trust’s principal business is to act as the sole member of RMR. The principal business office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of RMR Trust are David J. Hegarty, Adam D. Portnoy and Barry M. Portnoy.  The executive officers of RMR Trust are Barry M. Portnoy, Chairman, Adam D. Portnoy, President and Chief Executive Officer, and John C. Popeo, Treasurer and Chief Financial Officer.  Messrs. Adam and Barry Portnoy own all of the outstanding capital of RMR Trust.

SCHEDULE 13D

CUSIP No. 33832D106	Page 8 of 14 Pages

To the Reporting Persons’ knowledge, each of the individuals listed above (i) is a United States citizen, (ii) except for Messrs. Harrington, O’Brien, Rebholz, Somers and Zeytoonjian, has a business address at 400 Centre Street, Newton, Massachusetts 02458 and (iii) except for Messrs. Harrington, Hoagland, Mackey, Martin, O’Brien, Rebholz, Somers and Zeytoonjian, is principally employed by RMR in the capacities specified above.  Mr. Harrington is the Chairman of the Board of the Yawkey Foundations and has a business address at 990 Washington Street, Suite 315, Dedham, Massachusetts 02026.  Mr. Mackey and Mr. Hoagland are principally employed as the President and Treasurer, respectively, of the Issuer.  Mr. Martin is principally employed as a private investor.  Mr. O’Brien and Mr. Rebholz are principally employed as the President and Treasurer, respectively, of TravelCenters of America LLC and have their principal offices at 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145.  Mr. Somers is Of Counsel to the law firm of Morse, Barnes-Brown & Pendleton, PC and has a business address at Reservoir Place, 1601 Trapelo Road, Suite 205, Waltham, Massachusetts 02451.  Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products, LLC and has a business address at 157 Moody Road, Enfield, Connecticut 06083. Other executive officers of RMR identified above also serve as executive officers of other companies managed by RMR.

No Reporting Persons or the other individuals specified above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In August 2009, a special purpose subsidiary of Senior Housing closed a $512.9 million mortgage financing with the Federal National Mortgage Association (“FNMA”) and in connection with the FNMA transaction, Senior Housing realigned its leases with the Issuer. Pursuant to the terms of the lease realignment agreement, entered into on August 4, 2009, (1) four leases, or the Leases, between Senior Housing and the Issuer were reconfigured, (2) Senior Housing acquired certain personal property located at 28 properties in 16 states, or the Properties, from subsidiaries of the Issuer and pledged that property to FNMA, (3) Senior Housing purchased 3,200,000 Shares, (4) the Issuer agreed to undertake certain reporting and other operating obligations required by FNMA and (5) subsidiaries of the Issuer pledged certain tangible and intangible personal property, such as accounts receivable and contract rights, located at, or arising from the operations of, the Properties to secure their obligations under the Leases for the Properties and certain of their obligations relating to the $512.9 million secured term loan. To compensate the Issuer for the sale of its personal property, the sale of the 3,200,000 Shares, the pledge of intangible assets and for the services and obligations that the Issuer assumed, Senior Housing, among other things, (1) reduced the annual rent payable to it under one of the Leases, but not the lease under which the Properties are leased, by $2.0 million per year for the term of that Lease, which will expire in 2026, (2) paid the Issuer a total of $18.6 million, and (3) agreed to reimburse the Issuer for its out of pocket expenses incurred in connection with the negotiation and closing of this transaction. The Issuer granted certain registration rights to Senior Housing with regard to the 3,200,000 Shares issued.  For further information about the FNMA transaction and the purchase of these shares, see Part II, Item 5 of Senior Housing’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2009.

SCHEDULE 13D

CUSIP No. 33832D106	Page 9 of 14 Pages

Senior Housing owns an additional 35,000 Shares of the Issuer, which were retained by Senior Housing following its December 31, 2001 spinoff of the Issuer.

Mr. Adam Portnoy acquired the Shares he owns pursuant to several grants by the Issuer pursuant to the Issuer’s stock option and stock incentive plan for services rendered by him to RMR, which provides management and other services to the Issuer pursuant to a business management agreement.

Mr. Barry Portnoy acquired the Shares he owns pursuant to several grants by the Issuer for services rendered by him as a Managing Director of the Issuer pursuant to the Issuer’s stock option and stock incentive plan, and in connection with the formation of the Issuer and the spinoff of the Issuer from Senior Housing on December 31, 2001.  He also received a portion of his Shares of the Issuer in 2008 as a result of a liquidation distribution of such Shares held through the Portnoy Family Corporation, of which Mr. Barry Portnoy was the sole stockholder.  The Portnoy Family Corporation had acquired its Shares in connection with the formation of the Issuer and the spinoff of the Issuer from Senior Housing on December 31, 2001.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of approximately 537,735 Shares.  These 537,735 Shares were acquired either pursuant to the Issuer’s stock option and stock incentive plan for services to RMR or the Issuer or in connection with the formation of the Issuer and the spinoff of the Issuer from Senior Housing on December 31, 2001.

ITEM 4.  PURPOSE OF TRANSACTION.

Senior Housing and other Reporting Persons acquired the Shares reported in this Schedule 13D for investment purposes.  The Reporting Persons previously reported their beneficial ownership of the Shares on Schedule 13G, initially filed on August 12, 2009 and amended on January 20, 2010.

The Issuer was Senior Housing’s wholly owned subsidiary until December 31, 2001, when the Issuer’s Shares were spun off to Senior Housing’s shareholders.  Senior Housing’s primary reason for the spinoff related to certain requirements under Federal income tax laws for Senior Housing’s maintenance of its status as a REIT.  Among other things, to remain a REIT, Senior Housing, in most cases, was required to derive a substantial majority of its revenues from real estate rents and mortgage interest.  For tax years beginning in 2009, there was a change in the REIT qualification requirements in the Internal Revenue Code which permits REITs to receive

SCHEDULE 13D

CUSIP No. 33832D106	Page 10 of 14 Pages

the financial results of health care facilities’ operations, as well as rents from those operations, provided these results are received by a taxable REIT subsidiary (a “TRS”).

Since the time of the spinoff, Senior Housing and the Issuer have engaged in a number of transactions and have developed several contractual relationships.  Information about current transactions between Senior Housing and the Issuer appears in Senior Housing’s Annual Report on Form 10-K for its fiscal year ended December 31, 2009 (the “Senior Housing Annual Report”) and its other filings made with the SEC.  In particular, the Reporting Persons refer to (i) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” in the Senior Housing Annual Report, (ii) the section captioned “Related Person Transactions and Company Review of Such Transactions” in Senior Housing’s Proxy Statement dated February 22, 2010 relating to its 2010 Annual Meeting of Shareholders, (iii) Item 1.01 in Senior Housing’s Current Report on Form 8-K filed with the SEC on January 13, 2010, and (iv) the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Related Person Transactions” in Senior Housing’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2010. Copies of the information contained in such sections are filed as Exhibit 99.2 in Item 7 and such Exhibit 99.2 is incorporated herein by reference. The information contained in Exhibit 99.2 is presented as of the respective dates the related reports, as identified in such Exhibit, were filed with the SEC.

On May 12, 2010, Senior Housing’s Board of Trustees appointed a special committee consisting of its Independent Trustees and requested that the Issuer’s Board of Directors appoint a special committee consisting of its Independent Directors to consider, in light of the tax law changes described above and uncertainties created by recent changes in the market for healthcare services, including the recent adoption of the Patient Protection and Affordable Care Act and expected Medicare and Medicaid rate changes, whether Senior Housing and the Issuer should: (i) change one or more of the existing leases between Senior Housing, as lessor, and the Issuer, as lessee, to a management arrangement between a Senior Housing owned TRS and the Issuer as manager; (ii) combine the Issuer into a Senior Housing owned TRS; or (iii) otherwise change one or more of the contractual arrangements between Senior Housing and the Issuer or take other actions.  On May 12, 2010, the Issuer advised Senior Housing that the Issuer’s Board of Directors appointed a special committee consisting of its Independent Directors with authority to join such a dialogue.

Although the possible transactions described above are presently expected by the Reporting Persons to be considered by the special committees of Senior Housing and the Issuer, the topics to be considered may change at any time.  Also, because of their close business relationships, the Reporting Persons and the Issuer are in discussions from time to time on a variety of matters, and in the future these discussions may implicate the actions described in clauses (a) through (j) of Item 4.  There can be no assurance that any of the potential actions referred to above will be undertaken or that other types of actions will, or will not, be undertaken.

SCHEDULE 13D

CUSIP No. 33832D106	Page 11 of 14 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)          Amount beneficially owned and percentage of class:

As described in Item 3 above, Senior Housing beneficially owns 3,235,000 Shares.

Neither RMR nor RMR Trust holds any Shares.  RMR, as manager of Senior Housing, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 3,235,000 Shares beneficially owned by Senior Housing, but each disclaims such beneficial ownership.

Mr. Barry Portnoy beneficially owns 179,122 Shares.  Mr. Adam Portnoy beneficially owns 32,000 Shares (of which 16,000 are subject to vesting requirements and will become fully vested, subject to the lapse of certain contingencies, annually through 2013).  In their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry Portnoy and Mr. Adam Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 3,235,000 Shares beneficially owned by Senior Housing, but each disclaims such beneficial ownership.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of approximately 537,735 Shares (a portion of which are subject to vesting requirements). The Reporting Persons disclaim any beneficial ownership or voting control of these Shares.

Senior Housing beneficially owns approximately 9.1% of the Issuer’s Shares.

Messrs. Adam and Barry Portnoy each beneficially owns less than 1% of the Issuer’s Shares, and RMR and RMR Trust beneficially own none of the Issuer’s Shares.  Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by Senior Housing that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.  If all such Shares were beneficially owned by such persons, their respective percentage beneficial ownership of the Issuer’s Shares would be approximately 9.1%, 9.1%, 9.6% and 9.2%.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above beneficially own an aggregate of approximately 1.5% of the Issuer’s Shares, which are not included in the percentages owned by the Reporting Persons.

(b)         Number of Shares as to which such person has:

(i)                                   Sole power to vote or direct the vote:

Senior Housing:	3,235,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	179,122

Adam D. Portnoy:	32,000

SCHEDULE 13D

CUSIP No. 33832D106	Page 12 of 14 Pages

(ii)                                Shared power to vote or direct the vote:

Senior Housing:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

(iii)                             Sole power to dispose or to direct the disposition of:

Senior Housing:	3,235,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	179,122

Adam D. Portnoy:	32,000

(iv)                            Shared power to dispose or to direct the disposition of:

Senior Housing:	0

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	0

Adam D. Portnoy:	0

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by Senior Housing which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry Portnoy or Mr. Adam Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

SCHEDULE 13D

CUSIP No. 33832D106	Page 13 of 14 Pages

(c)          Transactions effected in the past sixty days:

On May 10, 2010, following the Issuer’s Annual Meeting of Shareholders Mr. Barry Portnoy and Mr. Martin each received an annual grant of 11,000 Shares pursuant to the Issuer’s stock option and stock incentive plan for his service as a director of the Issuer.

(d)         No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 3 and 5 above.

As described in Item 3 above, in connection with the August 2009 FNMA transaction, the Issuer and Senior Housing entered into a lease realignment agreement whereby, among other things, Senior Housing purchased 3,200,000 Shares.  In connection therewith, the Issuer and Senior Housing entered a registration rights agreement whereby Senior Housing was granted certain registration rights with respect to such 3,200,000 Shares.

Certain Shares owned by Mr. Adam Portnoy and other individuals named in Item 2 above are subject to vesting pursuant to restricted share agreements entered into at the time of the grant of such Shares.  In addition, Mr. Barry Portnoy and Mr. Martin, as directors of the Issuer, and the other directors and executive officers of RMR named in Item 2 above are each eligible to receive future grants under the Issuer’s stock option and stock incentive plan.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, dated as of May 14, 2010, by and among Senior Housing, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Filed herewith.)

Exhibit 99.2	Selected sections from Senior Housing’s filings with the Securities and Exchange Commission as incorporated by reference into Item 4 of this Schedule 13D. (Filed herewith.)

Exhibit 99.3	Letter, dated May 12, 2010, from the Board of Trustees of Senior Housing to the Board of Directors of the Issuer. (Filed herewith.)

Exhibit 99.4

Registration Rights Agreement, dated as of August 4, 2009, between the Issuer and Senior Housing. (Incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.)

SCHEDULE 13D

CUSIP No. 33832D106	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2010
(Date)

SENIOR HOUSING PROPERTIES TRUST

/s/ Richard A. Doyle
(Signature)

Richard A. Doyle, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)

Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).